Q1 2025 Financial Results 1 May 14th, 2025 Q1 2025 FINANCIAL RESULTS P ic tu re : I -6 6 .

Q1 2025 Financial Results 2 DISCLAIMER This presentation has been produced by Ferrovial SE (the “Company”, “we” or “us” and, together with its subsidiaries, the “Group”) for the sole purpose expressed herein. By accessing this presentation, you acknowledge that you have read and understood the following statements. Neither this presentation nor any of the information contained herein constitute or form part of, and should not be construed as, an offer to purchase, sale or exchange any security, a solicitation of any offer to purchase, sale or exchange any security, or a recommendation or advice regarding any security of the Company. 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Alternative Performance Measures In addition to the financial information prepared under the International Financial Reporting Standards (“IFRS”), this presentation may include certain alternative performance measures (“APMs” or “non-IFRS measures”) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority on 5 October 2015, that differ from financial information presented by the Group in its financial statements and reports containing financial information. The aforementioned non-IFRS measures include “Adjusted EBIT,” “Adjusted EBIT Margin,” “Adjusted EBITDA,” “Adjusted EBITDA Margin,” “Comparable or ‘Like-for-Like’ (‘LfL’) Growth,” “Order Book,” “Consolidated Net Debt,” “Cash flows excluding infrastructure projects (Ex-Infrastructure Cash Flows),” Cash flows from infrastructure projects (Infrastructure Cash Flows),” and “Ex-Infrastructure Liquidity.” These non-IFRS measures are designed to complement and should not be considered superior to measures calculated in accordance with IFRS. Although the aforementioned non-IFRS measures are not measures of operating performance, an alternative to cash flows, or a measure of financial position under IFRS, they are used by the Group’s management to review operating performance and profitability, for decision-making purposes, and to allocate resources. Moreover, some of these non-IFRS measures, such as “Consolidated Net Debt” are used by the Group’s management to explain the evolution of our global indebtedness and to assist our management in making decisions related to our financial structure. Furthermore, it is used by analysts and rating agencies to better understand the indebtedness that has recourse to the Group. Non-IFRS measures presented in this presentation are being provided for informative purposes only and shall not be construed as investment, financial, or other advice. The Group believes that there are certain non-IFRS measures, which are used by the Group’s management in making financial, operational and planning decisions, which provide useful financial information that should be considered in addition to the financial statements prepared in accordance with the accounting regulations that applies (IFRS EU), in assessing its performance. These are consistent with the main indicators used by the community of analysts and investors in the capital markets. However, they do not have any standardized meaning and are therefore unlikely to be comparable to similarly titled measures presented by other companies. They have not been audited, reviewed or verified by the external auditor of the Group. For further details on the definition, explanation on the use, and reconciliation of non-IFRS measures, please see the section on “Alternative performance measures” in Ferrovial SE’s Integrated Annual Report (including the Consolidated Financial Statements and Management Report) for the year ended December 31, 2024. Additional Information The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and in accordance therewith is required to file reports and other information with the SEC relating to its business, financial condition, and other matters. The Company's filings can be accessed by visiting EDGAR on the SEC's website at www.sec.gov.

Q1 2025 Financial Results 3 Q1 2025 OVERVIEW Substantial growth in all business divisions • Highways: Strong revenue performance from North American assets • Airports: NTO (JFK) construction advancing • Construction: Steady profitability with adjusted EBIT margin reaching 3.3% Solid net debt ex-infra projects1 reaching -€1.9B • AGS divestment for €538M • Equity injections in NTO for €152M • Repurchases under share buyback program for €156M Main corporate events • In March, announced agreement to acquire up to a 5.06% stake2 in the 407 ETR from AtkinsRéalis for a maximum of CAD2.09B with an expected close in Q2 2025 • In April, announced opening of Silvertown Tunnel, a highly complex infrastructure project that is expected to significantly enhance transportation in East London (1) Consolidated Net Debt of ex-infrastructure project companies. Non-IFRS financial measure. For the definition and reconciliation to the most comparable IFRS measure, see the Alternative Performance Measures appendix of the Q1 2025 results report. (2) The transaction is structured in two tranches, with 3.30% to be acquired at closing and 1.76% deferred for up to 18 months post-closing through a put and call option agreement. The strike price for the put and call option will be adjusted, based on an agreed formula taking into account when it will be executed.

Q1 2025 Financial Results 4 +19.1% US HIGHWAYS’ REVENUE vs. Q1 2024 HIGHWAYS SIGNIFICANT GROWTH IN US MANAGED LANES Q1 2025 PERFORMANCE vs. Q1 2024 PERFORMANCE & CONTRIBUTION FROM US ASSETS (1) Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to the Alternative Performance Measures appendix of the Q1 2025 results report. +14.6% US HIGHWAYS’ ADJ. EBITDA1 vs. Q1 2024 98% OF HIGHWAYS’ ADJ. EBITDA1 88% OF HIGHWAYS’ REVENUE EUR M Q1 2025 % Ch LfL 1 Revenue 324 14.1% Adj. EBITDA1 235 14.6% Adj. EBITDA mg1 72.5%

407 ETR

OUSTANDING PERFORMANCE WITH DOUBLE-DIGIT EBITDA GROWTH

Q1 2025 PERFORMANCE vs. Q1 2024

CAD M	Q1 2025	VAR.
Traffic (VKT M)	524	*1.9%*
Revenue	410	*24.3%*
EBITDA	321	*15.0%*
EBITDA mg	*78.3%*	
Avg revenue per trip (CAD)	16.8	*22.5%*

CAD M	Q1 2025	VAR.
Toll Revenue	382	*23.6%*
Fee Revenue	29	*34.4%*
Total Revenue	**410**	***24.3%***

CAD25.9M

Schedule 22 provision accrued in Q1 2025, included in EBITDA[1]

Impacted by :

- Toll rate increases beginning in different time periods (Jan 1 in 2025 and Feb 1 in 2024).
- Rush hour driving offers beginning in March 2025

- Toll revenue resulting from increased traffic levels, longer trips, and higher toll rates that took effect on January 1, 2025.
- Fee revenue driven by higher account fees, increased fee rates starting January 1, 2025, higher net interest earnings and enforcement fees.

Q1 2025 TRAFFIC PERFORMANCE vs. Q1 2024 (VKTs)


3.7%
-5.5%
7.1%
1.9%
JAN
FEB
MAR
Q1

- Underlying traffic improved as a result of increased mobility and rush-hour commuting from more on-site employees, as well as more targeted rush hour driving offers beginning in March.
- Traffic growth was negatively impacted by adverse weather conditions in Q1 2025, and calendar effect (2024 leap year).

DIVIDEND DISTRIBUTION IN Q2: CAD200M dividend approved to be paid in Q2 2025 (CAD175M in Q2 2024, +14.3%)

(1) At the end of each reporting period, Management prepares an estimate of the Schedule 22 Payment for the calendar year 2025 (2025 Schedule 22 Payment Estimate). The Schedule 22 Payment expense for the first quarter of 2025 is determined by allocating the 2025 Schedule 22 Payment Estimate, on the basis of dividing the toll revenues of the first quarter of 2025, over the total estimated toll revenues for 2025.The Schedule 22 Payment expense for each quarter of 2025 will fluctuate due to the seasonal nature of the business.
Note: The 407ETR financial information presented here has been based on, and is consistent with, the financial statements of 407 ETR

ferrovial | Q1 2025 Financial Results
5

DFW MANAGED LANES

CONTINUED GROWTH IN REVENUE AND EBITDA

Q1 2025 PERFORMANCE vs. Q1 2024

USD M	NTE Q1 2025	NTE VAR.	LBJ Q1 2025	LBJ VAR.	NTE 35W Q1 2025	NTE 35W VAR.
Transactions (M)	9	-5.7%	11	2.2%	12	2.9%
Revenue	74	8.0%	56	12.1%	80	12.2%
Adj. EBITDA[1]	64	5.7%	46	12.5%	65	2.8%
Adj. EBITDA mg[1]	86.4%		82.9%		80.5%	

In January and February, negative weather impacted traffic in the DFW Managed Lanes (including ML's closures), along with the leap year effect in 2024

NTE
Traffic impacted by Capacity Improvement construction works
Adj. EBITDA in Q1 2025 includes $1M of revenue share (none in Q1 2024)

LBJ
Traffic grew despite the construction activities in the nearby corridors

NTE 35W
Solid traffic growth
Adj. EBITDA in Q1 2025 included $5M of revenue share, vs. none in Q1 2024, as it was accounted in Q2 2024 for the six months

REVENUE PER TRANSACTION

Growth % vs. Q1 2024

Favorable traffic mix and more Mandatory Mode events in NTE

NTE +13.8%

LBJ +10.0%

NTE35W +8.9%

Soft Cap update in 2025
+2.9%



EXPRESS LANES
TO 35E / 35E
TO 635 / PGBT
President George Bush Turnpike
HOV 2+ $ 2.60
$ 5.20
HIGHER RATES FOR NO TAG OR LARGER VEHICLES

(1) Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to the Alternative Performance Measures appendix of the Q1 2025 results report

ferrovial | Q1 2025 Financial Results

I-66

INCREASED MOBILITY IN PEAK HOURS

Q1 2025 PERFORMANCE vs. Q1 2024

USD M	Q1 2025	VAR.
Transactions (M)	7	*3.7%*
Revenue	63	*31.1%*
Adj. EBITDA[1]	50	*34.0%*
Adj. EBITDA mg[1]	*78.9%*	

- Growth in traffic and revenue per transaction driven by more traffic in the corridor positively impacted by more return-to-the-office mandates despite severe weather in Q1 2025, along with the leap year effect.

REVENUE PER TRANSACTION (USD)



6.6
8.2
Q1 2024
Q1 2025

+25.6%
Q1 2025 vs Q1 2024

I-77

ROBUST OPERATING PERFORMANCE

Q1 2025 PERFORMANCE vs. Q1 2024

USD M	Q1 2025	VAR.
Transactions (M)	10	*0.4%*
Revenue	28	*21.9%*
Adj. EBITDA[1]	17	*7.2%*
Adj. EBITDA mg[1]	*60.4%*	

- Growth in traffic and revenue benefitted from traffic diverted to I-77 due to the closure of alternative I-40 (reopened with limited capacity since March 1st) despite severe weather in Q1 2025, along with the leap year effect.
- Adj. EBITDA in Q1 includes $4M of revenue share, vs. none in Q1 2024, as it was accounted in Q2 2024 for the first six months, and $2M of extended vehicles payments ($1M in Q1 2024).

REVENUE PER TRANSACTION (USD)



2.3
2.8
Q1 2024
Q1 2025

+21.8%
Q1 2025 vs Q1 2024

(1) Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to the Alternative Performance Measures appendix of the Q1 2025 results report



Pic: I-77

ferrovial Investor Relations Q1 2025 Financial Results 7

Q1 2025 Financial Results 8 NEW TERMINAL ONE AT JFK • NTO (New Terminal One) remains on budget & on schedule facing a crucial year for construction • In Q1 2025, physical progress saw a 6% advancement • Agreements with 18 airlines of which 13 are executed contracts and 5 are Letters of Intent (LOIs) CONSTRUCTION DEVELOPMENT ONGOING €152M €167M DALAMAN STEADY GROWTH FROM DOMESTIC TRAFFIC • Traffic grew by +0.6% vs Q1 2024, driven by domestic market • Adjusted EBITDA impacted by seasonality P ic : N ew T er m in a l O n e, N Y, U SA €894M EUR M Q1 2025 VAR. Passengers (M) 0.3 0.6% Revenue 3 3.2% Adj. EBITDA 1 -1 13.6% Adj. EBITDA mg 1 n.r.

CONSTRUCTION

STEADY PROFITABILITY

Q1 2025 PERFORMANCE vs. Q1 2024

EUR M	Q1 2025	Q1 2024	% VAR.	% VAR. LfL[1]
Revenue	1,584	1,476	*7.3%*	*5.3%*
Adj. EBITDA[1]	87	68	*27.5%*	*24.8%*
Adj. EBITDA mg[1]	*5.5%*	*4.6%*		
Adj. EBIT[1]	52	32	*64.1%*	n.s.
Adj. EBIT mg[1]	*3.3%*	*2.1%*		

- **Budimex:** solid profitability (6.4% Adj. EBIT mg[1] in Q1 2025), slightly lower than previous year (7.2% in Q1 2024). 2024 benefited from the remaining differential effect for the change of the indexation cap in public contracts.
- **Webber:** 2.6% Adj. EBIT mg[1] in Q1 2025 (2.2% in Q1 2024).
- **Ferrovial Construction:** profitability recovered (2.0% Adj. EBIT mg[1] in Q1 2025) compared to Q1 2024 (-0.4%).

ORDER BOOK AT PEAK LEVEL

- Focus on local markets and lower weight of large design and build projects with non group companies
- €1.5B contracts not included in Q1 2025 order book (pre-awards or pending financial close)
- Breakdown by geography:


45%
24%
14%
9%
2%
6%
US & CAN
Poland
Spain
UK
Australia
RoW

€17,187M
+4.4% LfL [2]

OUTLOOK

- Average long-term target of 3.5% Adjusted EBIT margin[1]



(1) Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to the Alternative Performance Measures appendix of the Q1 2025 results report.
(2) Order book vs Dec. 2024.

ferrovial | Q1 2025 Financial Results

Q1 2025 Financial Results 10 P ic : 4 0 7 E T R REVENUE €2,059M +7.4% ADJ. EBITDA1 €309M +19.1% ADJ. EBIT1 €199M +28.3% (1) Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to the Alternative Performance Measures appendix of the Q1 2025 results report Q1 2025 MAIN FIGURES Q1 2025 REVENUE & PROFITABILITY FIGURES (LfL VARIATION VS. Q1 2024)

Q1 2025 Financial Results 11 Dividends from projects Construction Op. Cash Flow (ex-tax payments, ex- dividends) Other cash flows from (used in) operating activities (ex-tax payments) Tax payments Cash flows from (used in) investing activities (ex- Interests received & ex- Divestments) Interest received and other investing activities cash flows Divestments Treasury shares repurchase Other cash flows from (used in) financing activities Effect of exchange rate on Cash & Cash equivalents Q1 2025 CHANGE IN CONSOLIDATED NET DEBT1 EX-INFRASTRUCTURE PROJECT COMPANIES NET DEBT EUR -1,794M OPERATING (EUR -100 M) INVESTING (EUR +378 M) FINANCING (EUR -647 M) CASH CASH DEBT & OTHERS DEBT & OTHERS CASH FLOWS EUR -369 M CHANGES IN DEBT AND OTHER NET DEBT COMPONENTS EUR +421 M FY 24 Q1 25 NET DEBT EUR -1,847M (1) Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to the Alternative Performance Measures appendix of the Q1 2025 results report.

Q1 2025 Financial Results 12 CLOSING REMARKS • • • • • • 12 P ic : I -7 7 (1) Subject to I-24 prequalification, which remains pending

Q1 2025 Financial Results 13 Q&A 13

Q1 2025 Financial Results INVESTOR RELATIONS +34 91 586 25 65 +31 207 983 724 ir@ferrovial.com www.ferrovial.com